BACCHUS LAW GROUP	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177
Corporate & Securities Law

September 1, 2006

Thomas A. Jones
Senior Attorney, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Jones:

Re:	Lexington Energy Services Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed August 9, 2006
File No. 333-134175

In response to your comment letter dated August 24, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 3 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

Prospectus Cover Page

1.	The cover page should only consist of one page. Please revise. RESPONSE:

We have revised the cover page to be only one page.

Prospectus Summary, page 8

2.

We note your response to prior comment 1. Please update the disclosure to the extent practical. For example, we not the decrease in equipment and the increase in deposits on equipment in your balance sheet for the quarter ended May 31, 2006 and stock options issued in Note 5 in the financial statements.

RESPONSE:

We have updated the disclosure throughout to account for new options and stock issued since the SB-2/A No. 2. Also, we have updated the amounts of Use of Proceeds and charts under Plan of Operation and Liquidity to account for additional payments made to suppliers.

Financial Summary Information, page 10

Balance Sheet Data, page 11

3.	We presume that the caption, “February 28, 2006” is an error. Please revise to correct.

RESPONSE:

This has been corrected to read May 31, 2006.

Determination of Offering Price, page 21

4.	Please clarify how you determined an offering price of $1 per share. We note that you have not raised the capital and that you may extend the offering for 90 days after the initial 180 days.

RESPONSE

We have changed the offering price to $0.85 per share for shares to be sold by directors, and the description of how this price was determined now reads as follows:

"The following factors were considered in determination of the offering price of $0.85 of the 4,000,000 shares being sold by Larry Kristof and Brent Nimeck:
•	our capital structure;
•	our lack of operating history;
•	prices of shares that we have issued in the past; and
•	prevailing market conditions."

Sales by Selling Shareholders, page 26

5.

We not your response to our prior comment 5 that the shares were paid for on May 19, when the registration statement was filed on May 16. Please provide a detailed analysis why the private placement of the securities to the selling shareholders after this registration statement was filed should not be integrated with this public offering.

RESPONSE:

We have removed the 100,000 shares issued to Gary Bishop from the list of shares registered for resale in the Registration Statement. Mr. Bishop is the only shareholder that was included as a Selling Shareholder and paid for his shares after May 16, 2006, when the Registration Statement was filed. We have also removed Heath Drake form the list of shares to be sold by Selling Shareholders, as his 4,000 shares were not issued until May 29. We note that although some deposits of payments were made after May 19, we had received payments from all other Selling Shareholders prior to May 16.

Integration

With regards to the analysis regarding integration, we point out that, according to the Commission's Release No. 33-4552, the question of integration only arises where there is a question of the availability of section 4(2) of the Securities Act (the private placement exemption). We respectfully submit that since the Company relied on Regulation S and not Section 4(2) in the issuance of all the shares issued (or paid for) after the initial filing of the SB-2, no consideration of integration should arise.

In August, 2006, the Company completed the issuance of 2,136,334 common shares, sold at a price of $0.85 each. All of these issuances were off-shore transactions, made in accordance with the safe harbor provisions of Regulation S, and as such, they do not fall within the ambit of Section 5 of the Securities Act.

Regulation S

The General Statement of Reg 230.901 of Regulation S states,

"For the purposes only of section 5 of the Act, the terms "offer", "offer to sell", "offer for sell", "sell", "sale", and "offer to buy" shall be deemed to include offers and sales that occur within the United States and shall be deemed not to include offers and sales that occur outside the United States."

Further, preliminary note 5 to Regulation S reads, in part:

"…The availability of the Regulation S safe harbor to offers and sales that occur outside the United States will not be affected by the subsequent offer and sale of these securities into the United States or to U.S. person during the distribution compliance period, as long as the subsequent offer and sale are made pursuant to registration or an exemption therefrom under the Act."

It is our submission that under the current legislative scheme, issuances of securities made pursuant to and in reliance upon the safe harbor provisions of Regulation S mean that Section 5 of the Securities Act does not apply. Since neither Section 5 of the Securities Act nor Section 4(2) of the Securities Act apply or have been relied on with regards to the Company's issuances of securities after May 16, 2006, it is unnecessary to apply the five factor test outlined by the Commission to evaluate whether there should be integration of a Section 4(2) private placement.

Directors and Officers, page 40

6.	Please file as an exhibit the employment agreement with Mr. Chernesky. RESPONSE:

We have attached the Doug Chernesky employment agreement as Exhibit 10.20.

Shares Eligible for Future Sales, page 45

7.	We note your response to prior comment 8. We reissue the comment. Please add a discussion of the impact of Rule 144(c)(1) on sales under the rule 144.

RESPONSE:

We have added the following disclosure:

"Sales may only be made under Rule 144 where there is available adequate current public information with respect to the issuer of the securities in accordance with Rule 144(c)(1). Rule 144(c)(1) deems such information to be available if either the issuer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, or has been subject to the reporting requirements of Section 13 of that Act for a period of at least 90 days immediately preceding the sale of the securities and has filed all the reports required to be filed thereunder during the 12 months preceding such sale (or for such shorter period that the issuer was required to file such reports)."

Coring Units, page 55

8.

We note your new disclosure and the letter of intent you filed as an exhibit. Please briefly identify the other parties to this agreement and explain why RCS Energy Services is a party to the agreement yet they did not sign the agreement. Also, please file executed version of all exhibits. We note that the registrant has not executed the filed exhibit.

RESPONSE:

We have included the fully executed agreement as Exhibit 10.17.

RSC Energy Services is not a party to the agreement. References as such have been removed, and the following has been added:

"RSC Energy Services Ltd., the project manager for Laricina Energy's coring project on which our services and equipment are sought, assisted Laricina Energy in negotiating the agreement. Although RSC Energy Services is mentioned in the agreement, it was not a party to the agreement and we do not expect that RSC Energy Services will be a party to the final agreement, if one is reached."

The Oil and Gas Industry, page 58

9.	We note your response to comment 10. Please provide us with copies of the materials you cite in response to this comment marked to show the statistics cited in this section.

RESPONSE:

We have added the word "almost" to one of the statistics.

We have enclosed copies of the materials marked to show the statistics cited in this section.

Results of Operation, page 58

10.	Please discuss why your general and administrative expenses increased for the quarter ended May 31, 2006.

RESPONSE:

We have added the following discussion:

"During the quarter ended May 31, 2006, our general and administrative expenses increased as a result of an increase in salaries and wages and travel expenses. The increased expenses in travel were due primarily to trips our management made between our office in Vancouver, the site of our planned future office in Brooks, Alberta, and to various suppliers and potential customers in Canada and the US."

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-6

i) – Foreign Currency Translation, page F-7

11.

We note your response and revisions to comment 33 in our letter dated June 12, 2006. Given that your functional currency is the Canadian dollar and your reporting currency is the US dollar, please tell us why no translation adjustment is reflected in your balance sheet and in a comprehensive earnings (loss) disclosure. Refer to SFAS 52 and 130. Revise the filing as necessary based on our comment.

RESPONSE:

The Company has not recorded a translation adjustment on the balance sheet and statement of stockholders' equity because comprehensive loss for the period ended November 30, 2005 is $462 which is less than materiality determined for the audit. Materiality determined for the audit was $3,801.

Recent Sales of Unregistered Securities, page 75

12.

Please expand to provide the disclosure required by Item 701 of Regulation S- B. For example, we note the last transaction in this section refers to a May 2006 transaction. However, you refer to 15.26 million shares outstanding at July 26, 2006 and 13.24 million shares outstanding at May 31, 2006. Also, update the disclosure about the number of shares outstanding to the extent practical.

We have added the following: "In August 2006, we issued 2,567,952 common shares to investors at $0.85 per share, for cash proceed of approximately $2,182,759." We have also updated the disclosure throughout the Registration Statement to update the numbers.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per:

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC